[LETTERHEAD OF EVERSHEDS SUTHERLAND (US) LLP]
January 21, 2020
VIA EDGAR

Lisa N. Larkin, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Re:	Priority Income Fund, Inc.
Registration Statement on Form N-2
(File Nos. 333-235356 and 811-22725)
Dear Ms. Larkin:
On behalf of Priority Income Fund, Inc. (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on December 19, 2019 regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-235356 and 811-22725) (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”).

Legal Comments

1.
(Cover Page) Please address the application of Rule 415(a)(6) to the Registration Statement, given that the initial N-2 was filed on September 2, 2016, which is more than three years from the filing date of the Registration Statement.

Response:
The Fund has revised the Cover Page to reflect the carry-over of previously paid filing fees pursuant to Rule 457(p) - which is effective within five years of the initial filing date of the earlier registration statement - rather than the carry-over of previously registered securities pursuant Rule 415(a)(6).

2.	(Page 4) Please add the following risk factor under the heading “Risk Factors” in the Summary Prospectus:

Our shares are not currently listed on any securities exchange, and we do not expect a public market for them to develop in the foreseeable future, if ever. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price. No stockholder will have the right to require us to repurchase his or her shares or any portion thereof. Because no public market will exist for our shares, and none is expected to develop, stockholders will not be able to liquidate their investment prior to our liquidation or other liquidity event, other than through our share repurchase program, or, likely in limited circumstances, as a result of transfers of shares to other eligible investors.

Response:     The Fund has made the requested update.

3.	(Page 6) Please explain why the risk factor providing as follows is not included under the heading “Risk Factors” in the Summary Prospectus:

In the event of a non-permanent decline in our net asset value, our Board of Directors may elect not to reduce our net offering price per share. As a result, your purchase price may be higher than our current net asset value per share.

Response:
The Fund has determined to modify its practice in connection with the determination of net offering price, such that the Board of Directors of the Fund will monthly establish a monthly net asset value per share and corresponding offering price. Previously, the Board only reduced the offering price after a material decline in net asset value per share, which was defined as a non-temporary 2.5% decrease below the current net offering price, where “non-temporary” was defined as a decrease existing at the end of two consecutive fiscal quarters. Accordingly, the referenced Risk Factor is no longer applicable.

4.
(Page 42) We note that the financial information provided under “Selected Financial Data” in the Prospectus appears to have gone stale on October 31, 2019. Please confirm that no sales were made after this date.

Response:	The Fund advises the Staff that the Fund ceased sales of its common shares as of October 31, 2019. As such, no sales of the Fund’s common shares have been made since October 31, 2019.

5.
(Page 35) In the Prospectus, under “Risk Factors,” please update the statement that the withdrawal of the United Kingdom from the European Union is “scheduled to take effect on January 31, 2020, depending on the results of the December 12, 2019 general election.”

Response:     The Fund has made the requested update.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:    M. Grier Eliasek, Prospect Capital Management L.P.